UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Annual Shareholders Meeting

On December 2, 2019 Beijing time (which is December 1, 2019 EST), AGM Group Holdings, Inc. (the “Company”) held its 2019 annual meeting of stockholders (the “Annual Meeting”). Holders of 19,803,239 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) of the Company, each of which is entitled to one vote per share, and 9,500,000 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) of the Company, each of which is entitled to five votes per share, were present in person or by proxy at the annual meeting, representing approximately 97.8% of the total 68,816,055 votes represented by the total of 21,316,055 Class A Ordinary Shares and 9,500,000 Class B Ordinary Shares issued and outstanding as of the close of business on September 18, 2019, the record date for eligibility to vote at the meeting. Therefore, the shares present in person or represented by proxy at the meeting constitute a quorum in accordance with the applicable provisions of the By-laws of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect Bin Cao, Wenjie Tang, Fangjie Wang, Jialin Liu, Tingfu Xie as directors to serve until the next annual meeting of stockholders, or until their successors are elected and qualified or until their earlier resignation or removal;

2.	To ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accountants for the fiscal year ending December 31, 2019;

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions with respect to each proposal is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Against	Abstain
Election of Directors
Bin Cao	67,303,239	0	0
Wenjie Tang	67,303,239	0	0
Fangjie Wang	67,301,889	0	1,350
Jialin Liu	67,303,239	0	0
Tingfu Xie	67,303,239	0	0
Ratification of Appointment of Independent registered public accounting firm	67,303,237	0	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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